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                                  EXHIBIT 99.42

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Launches POWERMITE(R)3 Product Line With High-Efficiency Schottky Barrier Rectifier First release of broad range of Powermite(R)3 products, SBM1040 offers the low-leakage and compact-packaging advantages customers seek

WESTLAKE VILLAGE, California, January 10, 2002 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, today announced the launch of the anticipated Powermite(R)3 product line with the introduction of the SBM1040 Schottky Barrier rectifier. The new devices provide significant low-leakage and space-savings advantages over larger and higher profile DPAK technology.

The high-efficiency rectifier offers standout ultra-low leakage current performance giving 100uA typical/300uA maximum at V(R) of 35V, and T(S) of 25(Degree)C with 1.25mA typical/25mA maximum @ V(R) of 35V and T(S) of 100(Degree)C. The resultant very low I(R) increases overall efficiency and enables the SBM1040 to be more stable under high temperature operation. Competing against similar products on the market, the SBM1040 typically demonstrates 70% lower leakage than parts with equivalent or lower VF. In addition to the Powermite(R)3, Diodes, Inc. is simultaneously introducing a version of the Schottky Barrier rectifier in the industry-standard DPAK.

Complementary to the low leakage advantages, the SBM1040 Schottky Barrier rectifier offers significant performance and size improvements over DPAK and its industry-standard equivalents. The Powermite(R)3 package measures only 1.1 mm in height and offers a substantial reduction in footprint size, occupying only 33mm(2). The package offers PCB-area savings of 50% over DPAK and 80% over similar D(2)PAK Schottky Barrier rectifiers; it is even 25% smaller than SMC which has a much lower power rating. This compact profile and smaller footprint is of primary importance where circuit board space is at a premium, making the package ideally suited for use in DC-DC converters, switch mode power supplies, notebook PCs, graphics cards, and handheld and portable electronics.

"We are delighted to announce this first new product utilizing Powermite(TM) technology," said Mark King, Vice President of Sales and Marketing of Diodes Incorporated. "As mobile devices continue to shrink in size, discrete devices must continue to become smaller and more energy efficient. Initial customer feedback for the package has been very positive and this product launch is an important step in the execution of our long-term strategy of establishing Diodes, Inc. as a leader in discrete semiconductor solutions."

King continued, "We have been sampling our Powermite(R)3 product line with many customers for some time and are close to multiple design wins with industry-leading manufacturers. During 2002, we will continue to listen and actively work with our expanding customer base in order to bring to market a broad range of innovative products that will offer very real benefits in both performance and size."

Diodes, Inc. is preparing an extensive roll out of multiple new Schottky rectifier products based on this package during 2002. The rectifiers will cover a range of values from 3 to 10 Amperes for current rating and 30 to 100 Volts for breakdown voltage. In addition to "single" packages with only one rectifier element, the Company is planning to introduce a line of "dual" common cathode containing two rectifier elements. Diodes, Inc. is also planning to introduce a new range of standard recovery rectifiers and ultrafast recovery rectifiers over the next few months.

The SBM1040 Schottky Barrier rectifier is the first product resulting from the strategic agreement announced by Diodes Incorporated and Microsemi Corporation in August of last year, allowing Diodes to license the Powermite(TM) technology. Schottky Barrier rectifiers utilize Microsemi Corporation's (Nasdaq: MSCC) advanced 3-terminal Powermite(R)3 surface-mount package. For more information, visit http://www.diodes.com or contact Diodes' customer service at 800-446-4874 or email at info@diodes.com.

About Diodes Incorporated

Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and


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distribution center. The Company's newly acquired 5" wafer foundry,
Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the introduction of new products, market demand for the Powermite(R)3 product line, fluctuations in product demand and the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent Diodes Incorporated news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com.

Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

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